Exhibit 2.1

AMENDMENT TO
AGREEMENT AND PLAN OF REORGANIZATION

This Amendment to Agreement and Plan of Reorganization (this “Amendment”) is entered into as of August 5, 2019 by and among Black Ridge Acquisition Corp., a Delaware corporation (“Parent”), Black Ridge Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of Parent, Allied Esports Media, Inc., f/k/a Allied Esports Entertainment, Inc., a Delaware corporation (“Company”), Noble Link Global Limited, a British Virgin Islands exempted company (“Noble”), Ourgame International Holdings Ltd., a Cayman Islands corporation (“Ourgame”), and Primo Vital Ltd., a British Virgin Islands exempted company and wholly owned subsidiary of Ourgame.

RECITALS

A.                  On December 19, 2018, the parties entered into that certain Agreement and Plan of Reorganization (the “Agreement”).

B.                  The parties desire to amend the Agreement pursuant to Section 11.11 of the Agreement, upon the terms set forth herein.

NOW, THEREFORE, in consideration of the mutual agreements specified in this Amendment, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

1.                   Definitions; Additional Terms. Capitalized terms used in this Amendment and not otherwise defined shall have the respective meanings ascribed to such terms in the Agreement.

2.                   Clause (vi) of Section 6.14 of the Agreement is amended and restated as follows:

“(vi) in partial satisfaction of the Ourgame Notes pursuant to Section 6.18.”

3.                   Parent Working Capital. Section 6.17 of the Agreement is amended and restated as follows:

“Parent Working Capital. On the Closing Date, after payments of amounts that Parent may pay in accordance with Section 6.14(i) hereof, Parent shall have at least $22,000,000 in cash or liquid securities available for the working capital needs of the Surviving Company and for general corporate purposes. $3,500,000 of such amount will be used to extinguish the Ourgame Notes at Closing pursuant to Section 6.18.”

4.                   Section 6.18 of the Agreement is amended and restated as follows:

“Ourgame Notes. In order to extinguish the Thirty-Five Million US Dollars ($35,000,000) of outstanding debt obligations of the Company held by Ourgame (the “Ourgame Notes”), at the Closing Parent will (A) assume $10,000,000 (plus $1,200,000 of accrued interest) of debt obligations of Ourgame and Noble set forth on Schedule 6.18(a) attached hereto and (B) repay the remaining $23,800,000 balance by (i) paying Ourgame or its designees $3,500,000 in immediately available funds pursuant to Ourgame’s wiring instructions, (ii) issuing to Ourgame or its designees 2,928,679 shares of Parent Common Stock as set forth on Schedule 6.18(b), which shall have no limitations or encumbrances on sale other than those required by applicable law, (iii) permitting Ourgame to retain $1,000,000 of loan proceeds from the Interim Financing for payment of the accounting, finance and legal expenses incurred by Ourgame to obtain shareholder approval and Hong Kong Stock Exchange approval of the Mergers, and (iv) causing Black Ridge Oil & Gas, Inc. to transfer to Ourgame or its designees an aggregate of 600,000 shares of Parent Common Stock held by it which shares shall continue to be subject to the terms of that certain Stock Escrow Agreement between Parent and Continental, dated as of October 4, 2017.”

1

5.                   A new Section 6.22 of the Agreement is added as follows:

“Purchase Agreements. Parent has entered into purchase agreements with several third parties pursuant to which such third parties will purchase an aggregate of $21,700,000 of shares of Parent Common Stock in open market or privately negotiated transactions. If the purchasers are unable to purchase the full $21,700,000 of shares of Parent Common Stock in open market or privately negotiated transactions, Parent shall issue to the purchasers newly issued shares at Closing at a per-share price equal to the per-share amount held in the Trust Account, and having an aggregate value equal to the difference between $21,700,000 and the dollar amount of shares purchased by them in the open market or in privately negotiated transactions. At the Closing, Parent will issue to the purchasers 1.5 shares of Parent Common Stock for every 10 shares purchased by them under the purchase agreements.

6.                   Section 9.1(i) of the Agreement is amended and restated as follows:

“(i) by Ourgame, the Company or Noble, if immediately prior to the Mergers, Parent does not have cash on hand of $22,000,000 after payment of amounts that Parent may pay in accordance with Section 6.14(i).”

7.                   Representations and Warranties. Each of the parties represents and warrants that (a) it has the corporate right, power and authority to enter into and to perform its obligations under this Amendment, and (b) assuming the due authorization, execution and delivery of this Amendment by the other parties, this Amendment constitutes the legal, valid and binding obligation of such party, enforceable in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, or other similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

8.                   No Other Modification. Except as expressly set forth herein, the Agreement shall remain in full force and effect and shall not be modified by this Amendment.

9.                   Governing Law. This Amendment shall be governed by and construed in accordance with the internal laws of the State of Delaware regardless of the laws that might otherwise govern under applicable principles of conflicts-of-law thereof.

10.                Counterparts; Electronic Delivery. This Amendment may be executed in one or more counterparts, all of which shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. Delivery by facsimile or electronic transmission to counsel for the other party of a counterpart executed by a party shall be deemed to meet the requirements of the previous sentence.

Signature Page follows

2

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the date first written above.

BLACK RIDGE ACQUISITION CORP.

By:	/s/ Ken DeCubellis
Name: Ken DeCubellis
Title: CEO

BLACK RIDGE MERGER SUB CORP.

By:	/s/ Ken DeCubellis
Name: Ken DeCubellis
Title: CEO

ALLIED ESPORTS MEDIA, INC.

By:	/s/ Frank Ng
Name: Frank Ng
Title: Director

NOBLE LINK GLOBAL LIMITED

By:	/s/ Frank Ng
Name: Frank Ng
Title:Director

OURGAME INTERNATIONAL HOLDINGS LTD.

By:	/s/ Eric Yang
Name: Eric Yang
Title:CEO

PRIMO VITAL LTD.

By:	/s/ Frank Ng
Name: Frank Ng
Title: Director

3